Exhibit 11.1

AAMES INVESTMENT CORPORATION

Computation of basic and diluted net income (loss) per common share

Three and six months ended June 30, 2005 and 2004

(amounts in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Basic net income (loss) per common share:

Net income (loss)	$(22,575)	$23,981	$(23,341)	$44,870
Less: Accrued dividends on Series B, C, and D Convertible Preferred Stock	—	(2,869)	—	(5,738)

Basic net income (loss) to common stockholders	$(22,575)	$21,112	$(23,341)	$39,132

Basic weighted average number of common shares outstanding	61,535	7,170	61,478	7,145

Basic net income (loss) per common share	$(0.37)	$2.94	$(0.38)	$5.48

Diluted net income (loss) per common share:

Basic net income (loss) to common stockholders	$(22,575)	$21,112	$(23,341)	$39,132
Plus: Accrued dividends on Series B, C, and D Convertible Preferred Stock	—	2,869	—	5,738
Interest on 5.5% Convertible Subordinated Debentures	—	522	—	1,045

Diluted net income (loss) to common stockholders	$(22,575)	$24,503	$(23,341)	$45,915

Basic weighted average number of common shares outstanding	61,535	7,170	61,478	7,145
Plus incremental shares from assumed
Conversions of:
Series B, C and D Convertible Preferred Stock	—	85,055	—	85,061
5.5% Convertible Subordinated Debentures	—	824	—	824
Exercise of:
Common Stock options	—	7,500	—	2,123
Warrants	—	3,522	—	1,222

Diluted weighted average number of common shares outstanding	61,535	104,071	61,478	96,375

Diluted net income (loss) per common share	$(0.37)	$0.24	$(0.38)	$0.48